Simpson Thacher & Bartlett llp
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502
May 26, 2009
VIA EDGAR

Re:	Doral Financial Corporation Schedule TO-I/A Filed May 19, 2009 Schedule TO-I Filed May 7, 2009 File No. 005-39891
Nicholas P. Panos
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Dear Mr. Panos:
     On behalf of Doral Financial Corporation (the “Company”), we are writing to respond to the oral comments received on Saturday, May 23, 2009 (the “Comments”), relating to the Schedule TO-I of the Company, filed with the Commission on May 7, 2009 (SEC File No. 005-39891) (the “Schedule TO”), as amended by Amendment No. 1 to the Schedule TO-I filed on May 8, 2009 and Amendment No. 2 to the Schedule TO-I filed on May 19, 2009.
     Set forth below is the response to the Comments. To assist your review, we have set out our understanding of the Comments below. We note that the response set forth below is based solely on information received from the Company’s management. Terms used but not defined in this letter shall have the meanings given to such terms in the Schedule TO.
1.	Please acknowledge that a change by the Company in any of the maximum exchange amount, acceptance priority caps or exchange ratios would constitute a change in the percentage of the class of securities being sought or in the consideration offered and require a ten business day extension of the offer.

The Company acknowledges the Staff’s comment and undertakes to extend the offer by ten business days pursuant to Rule 13e-4 in the event that the Company changes any of the maximum exchange amount, acceptance priority caps, exchange ratios or any other term that would constitute a change in the percentage of the class of securities being sought or in the consideration offered.

Securities and Exchange Commission Page 2	May 26, 2009
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     If you should have any questions regarding this letter, please contact me at (212) 455-3615, or Enrique Ubarri, Executive Vice President and General Counsel of Doral Financial Corporation, at (787) 474-6381.
Sincerely,
/s/ D. Rhett Brandon
D. Rhett Brandon
enclosure

cc:	Peggy Kim, Securities and Exchange Commission Enrique Ubarri, Esq., Doral Financial Corporation Robert E. Wahlman, Doral Financial Corporation